August 26, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	John Cannarella
Karl Hiller

Re:	Rivulet Entertainment, Inc.
Form 10-KT for the Transition Period ended June 30, 2024
Filed November 12, 2024
File No. 000-52390

Dear Mr. Cannarella and Mr. Hiller:

This letter constitutes the response (“Response”) of Rivulet Entertainment, Inc. (the “Company”) to your comment letter dated August 22, 2025 (the “Letter”) to Walter Geldenhuys, the Chief Financial Officer of the Company, relating to the Company’s Transition Report on Form 10-KT for the transition period ended June 30, 2024 (the “transition period”). For ease of reference, the Company has copied the comment verbatim from your Letter and has placed our response immediately below each comment.

Form 10-KT for the Transition Period ended June 30, 2024

General

1.	We note that your interim reports for the quarters ended September 30, 2024 and December 31, 2024 reflect the acquisition from the standpoint of the accounting acquirer in your July 7, 2024 reverse merger, although as discussed with your representative during a telephone conference on August 20, 2025, an inconsistent approach was taken in presenting share activity within the equity statements of these two reports. For example, the first quarter report shows 96,722,950 shares as of June 30, 2023, while the second quarter reports shows 3,668,274 shares for that same date.

Based on your disclosures indicating that 96,722,950 shares were issued by the legal acquirer to complete the transaction, the implicit exchange ratio when applied to the historical share activity of Rivulet Media, Inc. should yield that same quantity of shares in the financial statements covering periods prior to the acquisition, adjusted as necessary to correspond to and reflect any changes in the outstanding shares of accounting acquirer, though culminating in that number of shares just prior to the event. The number of shares that are deemed to be issued from the standpoint of the accounting acquirer, to acquire the legal acquirer, should equal the number of shares that were actually issued and outstanding just prior to consummation on July 7, 2024, less any consideration shares that were issued prior to consummation.

Therefore, provided there were no changes in the number of Rivulet Media, Inc. shares subsequent to June 30, 2023, up to the date of the merger, the approach taken in your September 30, 2024 interim report would appear to appropriately reflect the recast based on the share consideration in conformity with the accounting guidance in FASB ASC 805-40-45-2(d), stating “the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.” However, if there were any changes in the number of shares during that period of time, this would need to be reflected in the equity roll forward with appropriate line-item activity and note disclosures.

Please ensure that share activity presented in future periodic reports, beginning with your interim report for the quarter ended March 31, 2025, accurately reflects all historical share activity of the accounting acquirer, and is recast using the exchange ratio implicit in the merger terms. Please advise us of your position on whether the December 31, 2024, interim report should be revised to correct the share activity in the equity statement, including the reasons if you believe this would be unnecessary.

Response: The Company acknowledges the staff’s comment and will ensure that our interim report for the period ended March 31, 2025, accurately reflects “all historical share activity of the accounting acquirer, and is recast using the exchange ratio implicit in the merger terms”. Specifically, as it pertains to the condensed consolidated statements of changes in shareholders deficit, the balance of common stock as of June 30, 2023 (i.e., “the beginning balance) will reflect 96,722,950 shares outstanding. Further, any additional share activity that occurred for the accounting acquirer during the nine months ended March 31, 2024, will also reflect the appropriate exchange ratio.

As it pertains to the potential revision of the December 31, 2024 interim report, the Company does not believe that the error (in the condensed consolidated statements of changes in shareholders deficit) would be considered material to a reasonable investor as follows:

●	The error relates solely to shares outstanding for the comparative period as presented in the statement of changes in shareholders’ deficit and did not impact the number (of shares outstanding for the comparative period) as presented in either the balance sheet or statement of operations. As such, the error did not impact the earnings per share calculation for the three and six-month period ended December 31, 2023, and was correctly stated in the other basic financial statements included in the filing.
●	It does not appear to us that a potential investor, in making an investment decision, would place emphasis on the number of shares outstanding in a comparative period. Rather, an investor would focus on the current number of shares outstanding.

●	The number was appropriately stated in the Company’s Form 10-Q for the period ended September 30, 2024, which was the interim period during which the merger actually occurred.
●	The items outlined in Staff Accounting Bulletin 99 (“SAB 99”) are not applicable. For example, i) the misstatement does not mask a change in earnings or other trends ii) the misstatement does not hide a failure to meet analysts’ consensus expectations for the enterprise iii) the misstatement does not change a loss into income or vice versa iv) the misstatement does not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability v) the misstatement does not affect the registrant’s compliance with regulatory requirements vi) the misstatement does not affect the registrant’s compliance with loan covenants or other contractual requirements vii) the misstatement does not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation and viii) the misstatement does not involve concealment of an unlawful transaction.

As such, based on the reasons stated above, the Company is requesting that the error be corrected through the “little r” approach. Specifically, i) that the number be appropriately stated in our Form 10-Q for the period ending March 31, 2025 and ii) that the Company will add a caption to the statement of changes in shareholders deficit (included in that filing) that clearly states that the number of shares outstanding (for the comparative period presented) has been revised as compared to the number as stated in the Form 10-Q for the period ending December 31, 2024.

The company and its management understand that they are responsible for the accuracy and adequacy of these disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Walter G. Geldenhuys
Walter G. Geldenhuys, President/CEO